MECHEL REPORTS 2011 OPERATIONAL RESULTS

Moscow, Russia – January 24, 2011 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 2011 operational results.

Production and sales for 2011

Production:

Product name	2011, thousand tonnes	2010, thousand	2011 vs 2010, %
		tonnes
Coal (run-of-mine)	27,625	28,044	-1

Pig iron	3,728	4,149	-10

Steel	6,118	6,073	+1

Product sales:

Product name	2011, thousand tonnes	2010, thousand	2011 vs 2010, %
		tonnes
Coking coal concentrate	12,515	11,432	+9

Including coking coal	2,876	3,100	-7
concentrate supplied to Mechel enterprises

PCI	1,969	456	+332

Anthracites	2,344	1,718	+36

Including anthracites	323	219	+47
supplied to Mechel enterprises

Steam coal	6,438	8,242	-22

Including steam coal	1,319	1,813	-27
supplied to Mechel enterprises

Iron ore concentrate	4,404	4,393	0

Including iron ore	1,693	631	+168
concentrate supplied to Mechel enterprises

Coke	3,457	3,696	-6

Including coke	2,415	2,469	-2
supplied to Mechel enterprises

Nickel	16.3	16.6	-1

Including nickel	4.9	4.7	+5
supplied to Mechel enterprises

Ferrosilicon	84	88	-4

Including ferrosilicon	30	25	+20
supplied to Mechel enterprises

Chrome	58	54	+8

Including chrome	14	15	-7
supplied to Mechel enterprises

Flat products	683	474	+44

Including those	392	172	+128
produced by third parties

Long products	3,839	3,415	+12

Including those	853	520	+64
produced by third parties

Billets	2,116	2,357	-10

Including those	1,437	1,492	-4
produced by third parties

Hardware and welded	963	823	+17
mesh

Including those	52	29	+79
produced by third parties

Forgings	60	64	-6

Stampings	117	96	+21

Electric power	3,915,202	4,577,777	-13
generation (thousand kWh)

Heat power generation	7,078,075	6,951,511	+5
(Gcal)

Mechel OAO’s Chief Executive Officer Yevgeny Mikhel commented on the company’s 2011 operational results:

“In the mining segment, despite a temporary halting of the Neryungrinskaya washing plant in early 2011 due to the collapse of three thickeners, we managed to increase sales of coking coal concentrate by 9% as compared to 2010. Steam coal sales went down as we implemented a strategy to increase production of PCI coals, with PCI sales going up by 332% to almost 2 million tonnes.

“The planned completion of the 321-kilometer railway to Elga Coal Complex in December 2011 will let us transport Elga coals and increase mining and sales to end customers. A total of some 200,000 tonnes of coal have been mined at the Elga deposit by the end of 2011.

“In the steel division, in 2011 we managed to increase sales of steel products due to our service and sales network Mechel Service Global’s expansion both in terms of quantity and quality. The launch of new branches and fruitful operations of the existing ones allowed us as a whole to increase sales of steel products manufactured by Mechel’s enterprises. Compared to the previous year’s figures, sales of steel flats went up by 44%, sales of steel longs by 12% and hardware — by 17%. The increase in sales was due not only to shipments to our regular partners, but also to the expansion of our client base and sales geography. Planned repairs of blast furnaces at Chelyabinsk Metallurgical Plant brought down our pig iron production somewhat. Steel production meanwhile increased by 1% as compared to the previous year’s figures.

“In the ferroalloys division, production and sales volumes remained stable. Chrome sales in 2011 went up by 8% as the structural content of the Voskhod deposit’s ore improved. An insignificant decrease in ferrosilicon production and sales was due to upgrading at Bratsk Ferroalloys Plant, where furnace # 4 is being replaced. Nickel production remained stable, with the small gap between nickel sales in 2011 and 2010 due to ownership transfer periods.

“As a whole, 2011 operating results can be considered as positive. Despite an unstable economic situation in the second half of last year, we managed to increase sales volumes in our key product lines. The decrease in some products’ sales was largely due to changes in our operational structure as well as the modernization program we are implementing, which will have a positive impact on our results in the future.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.